# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Loop Media, Inc., CIK 0001643988
CUSIP: 54352F206
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 700 N. Central Ave., Suite 430, Glendale, California (CA), 91203A
Date of event which requires filing of this statement: 08/06/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001140361-23-006874
Filed by CIK 0001803921

## Reporting persons
- Dreamcatcher LLC: type of reporting person: other (OO); citizenship or place of organization: Tennessee (TN); sole voting power 3,878,988; shared voting power 0; sole dispositive power 3,878,988; shared dispositive power 0; aggregate amount beneficially owned 3,878,988 (4.68% of the class)
  Comment: Footnote to Rows 5 and 7: Reflects the following: (i) the cash payment in full of Issuer's convertible promissory note to the reporting person on May 9, 2022, (ii) the one-for-three reverse stock split of the Issuer's Common Stock, par value $0.0001 per share (the "Common Stock") made effective September 20, 2022, and (iii) the automatic cashless exercise of warrants in connection with the Issuer's public offering on September 26, 2022.
  
  The foregoing beneficial ownership percentage is based upon 82,953,569 shares of Common Stock issued and outstanding as of February 3, 2025, as provided in the Issuer's Form 10-Q for the quarterly period ended December 31, 2024.

## Item 1. Issuer
Name of issuer: Loop Media, Inc.
Address of issuer's principal executive offices: 700 N. Central Ave., Suite 430, Glendale, California, 91203A

## Item 2. Person Filing
Name of person filing: DreamCatcher, LLC
Address of principal business office or, if none, residence: 1879 Hazelton Drive, Germantown, Tennessee 38138
Citizenship: Tennessee.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See the response to Item 9 on the attached cover page.
Percent of class: See the response to Item 11 on the attached cover page.
Sole power to vote or to direct the vote: See the response to Item 5 on the attached cover page.
Shared power to vote or to direct the vote: See the response to Item 6 on the attached cover page.
Sole power to dispose or to direct the disposition: See the response to Item 7 on the attached cover page.
Shared power to dispose or to direct the disposition: See the response to Item 8 on the attached cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Dreamcatcher LLC: /s/ Dianne J. Berry, Dianne J. Berry,Manager (02/14/2025)